FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Jobs Steven P. (Last) (First) (Middle) Apple Computer, Inc., 1 Infinite Loop (Street) Cupertino CA 95014 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Apple Computer, Inc. (AAPL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 03/19/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X   Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (1)	03/19/03		A		5,000,000	A	$0	5,000,002	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$43.59	03/19/03		D			20,000,000	(2)	01/12/10	Common Stock	20,000,000	$0	0	D
Employee Stock Option (right to buy)	$18.30	03/19/03		D			7,500,000	(3)	10/19/11	Common Stock	7,500,000	$0	0	D
											Total	$0	0

Explanation of Responses:

(1)     Shares are subject to a vesting schedule.  The shares are scheduled to vest on 03/19/2006, assuming continued employment with the Company until that date.

(2)     Voluntarily cancelled.  Vesting Schedule:  10,000,000 shares vested and became exercisable on 01/12/2000, 5,000,000 shares became vested and exercisable on 07/07/2000, and 5,000,000 shares became vested and exercisable on 07/07/2001.

(3)    Voluntarily cancelled.  Vesting Schedule:  1,875,000 shares became vested and exercisable on each of 10/19/2001 and 10/19/2002.  The balance remained unvested.

/s/ Steven P. Jobs ** Signature of Reporting Person Steven P. Jobs	3/20/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002